Comment with re-post:

Reposting this @fintechtv interview with our head of Digital Assets, Blue Macellari, and bringing our fine print…

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Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. See the prospectus for more detail on the fund’s principal risks.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

FINTECH TV interview transcript:

FintechTV:

I do want to expand on portfolio allocation, in particular targeting on-chain finance. So I understand you’re leaning heavily into names like Hyperliquid, Near, as well as Solana.

So tell us what’s happening when we’re talking about on-chain finance rails right now.

Blue M.:

So we’ve seen sort of a progression of various things that have evolved in crypto, have become popular in crypto, sort of make their way onshore into a more regulated format, and I think that that continues.

So we have sort of a number of tokenized funds that have moved beyond pilots to sort of being live, real investable experiences.

We have perpetual futures, which have become a super interesting place, and Hyperliquid is obviously a clear leader there.

When we talk about the high-performance blockchains required to support capital markets on-chain, when we see sort of what NYSE is doing, what the other exchanges are doing, we think that there’s a lot of room for growth for financial rails moving on-chain, and Near, Solana, Hyperliquid are all natural winners in that space.